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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380

BOISE CASCADE CORPORATION EMPLOYEE MEETING TRANSCRIPT

Moderator: George Harad
July 14, 2003
11:00 a.m. MDT

Coordinator	Thank you for holding for today's conference call. The call will begin momentarily. You will be on a listen-only mode until the question and answer session. The conference call is also being recorded.
George	So what's new?

Obviously, most of you have heard by now that we announced this morning that we're going to acquire OfficeMax without <feedback> and that acquisition, the equity value of that acquisition is a little under $1.2 billion. We're going to pay for the company in cash and stock, and assume their leases. For those of you not familiar with OfficeMax, OfficeMax has about 950 retail super stores in the U.S., and a few in Puerto Rico and through a joint venture in Mexico.

Their business primarily serves consumers at the retail level, although they also have a small amount of their business in direct marketing through a catalog and through Internet access for consumers as well as small business. Together with Office Solutions, we're putting together two businesses that have very complementary strengths and are now going to be able to serve all customers in all segments through all channels, and we're also going to have a much more balanced product mix as well. So office supplies, which for Boise Office Solutions is roughly 60% of the mix now, will come down to a little less than half, and our offering of electronics and other things for the office in-home use that are growing much more rapidly will increase.

We haven't made a lot of the decisions that I know that you're going to ask me about, but as you ask them, I'll tell you that again. But we have made a few, which is that as this transaction closes, we're going to take a step back and look at the structure and the business mix of the whole company. We just think it's prudent to do that. Our mix now would be, after the closing, with Boise Building Solutions and Distribution our distribution businesses would be just about 80% of our sales. So we'll step back and take a look at all of the alternatives available to us for continuing on as we are in the business mix, to changing that mix through any number of different alternatives.

We can't really start that process until this transaction closes, and the transaction is not likely to close for at least three to four months, so we're well into the fall. Then the review of these alternatives and figuring out what we're going to do, if anything, we've said we'll take another 12 to 18 months. So the real focus for now is let's put the Office Solutions and OfficeMax businesses together, and get the synergies, the cost savings and the marketing synergies that are exceptional between these two businesses, and let's continue to operate our other businesses as we have been, and we'll sort all of this out as we go along.

There's more details to this. I don't know if any of you were on this morning's investor call. We're very excited about this, and I think it's getting good reception in the financial community. You'll see lots of volume in our stock. You'll see lots of volume in their stock as the shareholder bases reposition themselves. That's going to go on for a while, and then we'll see how things settle out.
So with that, why don't we just open it up for your questions? Chris Milliken, who runs Office Solutions, is here with us today, as are a number of other people.
Coordinator	Please stand by.
George	Yes? You need to wait for the microphone. I'm sorry.
Connie	The accounting of this new venture, is it going to be under JD Edwards or PeopleSoft?
George	The answer is we don't know. We know enough from our due diligence that, let me back up for those of you focused on that issue. OfficeMax runs a system under SAP, which is their enterprise.

I would tell you from our view of it, and we've had obviously our experts talking with theirs, they did a very successful installation. It wasn't without stress and strain, but it's in, it's running, it's stable, and it's providing a very good platform on the retail side. They also have it running in their PowerMax distribution centers. It provides the basis for their enterprise systems. Office Solutions is running on JD Edwards for finance and running on RATES, which is our home developed system for distribution and warehousing.

We know enough now to know that the systems will talk to each other, and that we can build bridges and so on. Day one, we're not going to have any huge problem running the business in a coordinated fashion and reporting our financial results. One of the real up sides to this is if we can get the systems integrated with the databases so that if an employee of a contract customer buys something at a retail store, we know who they are, and conversely if one of their customers calls up and says, "I have a business, and I'd like to upgrade into the contract side of your business," we know who they are and how to deal with them. That will take some more research and work, and I don't know, frankly, how that will work out. Other questions? Yes, Bob?
Bob
Thank you. George, a question about brand. Will you try to integrate their brand with our brand, or do you keep that separate? Because they're established out there in the marketplace also. How are you going to approach that?

George
Well let me give you an overview, and then I'll ask Chris. The question was on brand. They have a very strong brand presence in the consumer segment and a very good brand position. I mean, they have over 90% unaided recognition of the brand, which is kind of what we have at Grand & Toy, by the way, in Canada.

On the other hand, in the commercial segment, particularly with large contract customers, our brand recognition is much stronger. So we're going to have to figure out how to leverage those two things together. But on the retail side, I think given the investment that they've made in the brand and the awareness, it's highly likely that we'll maintain the OfficeMax brand. They spend over $200 million a year on advertising, flyers, and promotions. We haven't made anything like that kind of investment, and we can leverage off of that investment for our other brands. Chris, do you want to add to that?
Chris
I think what George has said is absolutely correct. They spend over $200 million. Our spending at Office Solutions is over $2 million. So there is a significant difference, and it is a brand we want to maximize. We realize the importance of it, the value of it, and the strength of it. So how we tie it into the contract business I think still remains to be seen. We have very smart people in both sides of the house who will be working on that, and we'll figure it out, and figure it out very shortly.
George
Just so you know, and I'm about at the limit of my brand expertise, co-branding is something that lots of companies do. So it doesn't necessarily have to be a choice of one or the other. But how you do that without disturbing the customer base is the most important thing. On the telephone?
Coordinator	Chris, go ahead. Your line is open.
Chris	Thank you. George, I just wanted to keep in line with that questioning. If that is going to be the case where we keep it separate, will middle market be able to sell OfficeMax brand products?
George
Well, setting aside at the moment what the brand is called, because we haven't settled on the brand, clearly one of the great strengths of this is going to be to increase the capability of our organization and theirs to penetrate the small office market. They have a very small presence now in what they call their commercial segment. It's less then 5% of their sales, and we have a significant effort, have had for quite a while, a significant effort underway to move down in terms of the customer segment size that we serve. I think the combination of retail and commercial will really help us leverage the business. But specifically what it's called, we haven't figured that out yet.
Chris	Thank you.
M	Good morning, George, or it might be afternoon for you since you've been up a while. I realize that the paper sheeters may get extra work . . .
Coordinator	Please stand by.

George
By the time this is fully integrated, there will be at least $160 million a year of synergies, of cost savings or new marketing approaches. The largest portion of that that we can identify today comes on the cost side. Purchasing is a big part of that. We think that there is some leveraging on the consolidation and integration of warehouses. They have three very large distribution centers which serve their retail stores, but they also have 17 warehouses that serve their fairly small commercial segment, and we have 41. My guess is that there's some consolidation and integration of that system that could help, not only on the cost side, but in terms of how our suppliers relate to us.

We think there is opportunity on the paper side. They do sell cut-sized paper. Although for competitive reasons, they don't want to discuss exactly how much. They also sell other paper-based products. As you know, our paper business has been working with Office Solutions, not only to be a single source supplier for copy paper, but also to be a supplier to people who produce products for our office products line. We think that's probably worth $30 million or more, and then there are obviously going to be some savings on the administrative side as well as we combine operating systems, as we combine accounting systems. Our cut at that, our best estimate from a due diligence effort, it was pretty thorough with people both on their side, and our side, is it's at least $160 million.

I think there's also some upside, Chris, on the commercial market and particularly the middle market. We know in Canada, for example, at Grand & Toy that at some stores in the urban centers, as much as 50% to 70% of the traffic that comes through the store is actually a commercial customer just picking something up on the way. I don't think we'll get to anything like those percentages with the super stores given their locations and configurations, but we'll pick up some business, and it will be worth a lot of money to us. Other questions? Bret?
Bret
Thank you, George. I was wondering if you might comment on how affordable this transaction is? $1.2 billion is a lot of money, and I understand part of it is going to be through shares, and will that be in exchange of shares 2:1 or 3:1 for people that are holding OfficeMax shares? How much is cash? How comfortable do you feel about the affordability?
George	We will finance this with cash and stock, as you said. The base case is 70% stock, and 30% cash. So that will help us in terms of the financing by putting in a big equity layer.

We do have the option at our discretion, before their shareholders meet to vote, to change those proportions. It won't change the value of the transaction to the OfficeMax shareholders. But instead of giving more stock and less cash, we could give a little less stock and a little more cash. We'll make that decision as we get closer to the time, as we review our businesses and understand better what the leveraging is.

In addition to the cash we would put out, as the cash portion of the equity, we're going to be assuming their leases, and retail stores, virtually all of their stores are leased. The rating agencies will look at that, and count that as a commitment of cash. So we think that when they review all of that, it may be, we're hoping this is not true, but it may be that our debt is downgraded a notch, or two. But the cash flows from these businesses are very strong. Office Solutions today is cash flow positive. OfficeMax is cash flow positive. Together, as I just told you, we think over the next two to three years we can increase that cash flow by $160 million a year. So the deleveraging ought to take place fairly quickly.

We have, I think, tried to take steps to put ourselves in a position where we don't have to go sell something just to pay down our debt. We want to be able to have a scenario where if we chose to keep all of our business mix in place, we can just pay this off over the next couple of years and be back to an investment grade kind of mix. Other questions? Nothing? You're sure? Okay. We have two questions.
Coordinator	Steve, your line is open.
Steve
Yes, the question I would have, George, is if you could give a brief description of the two cultures of our companies. I'm just trying to get an idea that while the business impetus is there, too often, if cultures aren't right, even though it makes sense it doesn't work. From a culture standpoint, describing that, what is your description that's going to ensure that that will work?
George
Sure. Well, let me make two overview comments, and then I'll ask Chris to comment on the culture from meeting with part of the management team at OfficeMax that we've been able to meet so far. First of all, at the close of the transaction, Michael Feuer, who is the founder of OfficeMax and the current CEO, will be stepping down. He'll continue to be available to us as a consultant, and we will value that help, particularly on the purchasing side where Mike is very strong. Chris is going to lead the business.

Now beyond that, we haven't sorted out the management team. But this is, from our standpoint, an acquisition, and one we intend to integrate with our Office Solutions business. They have very strong people, particularly, obviously, on the store retail side, as well as merchandising, as well as systems; and we have strong people. We haven't been able to visit enough with their side, and they with us, to sort all of that out. So that's kind of where we start. On the culture itself, Chris, do you have a . . . ?
Chris
Thank you. On the culture, there are two points I think that are very important. The first one is that, as you all know, Boise Office Solutions is 100% union-free in the United States, and OfficeMax is 100% union-free in the United Stated. So I think there is a very good fit there, and we intend to keep that environment and that culture of not requiring third-party representation in any of the operations, either the stores, the warehouses, or obviously in the headquarters.

Secondly, as George alluded, we had met senior management; we are very impressed with the quality of the senior managers that we have met. We believe that they will be a strong asset in bringing their business in conjunction with ours together. So we believe that the cultures are similar.

Opportunities for improvements, their safety record is not as good as ours. We would like to improve that safety record, and we will. In terms of total quality, I think that they are slightly behind where Boise is, and that's okay. I think that's an opportunity for improvement that we can take to OfficeMax and get improvement of their processes, and we will do that. From an integrity perspective, it is beyond reproach.
Steve	Good.
Chris
In our meetings with the managers that we have, and I believe senior management of the company feels that way. It cascades down into all of their operations. So we believe the cultural fit will be outstanding.
Steve	Thank you.
Coordinator	Kathy, your line is open.
Kathy	Can we have a list of where these 17 delivery centers, and three PowerMax distribution facilities are for OfficeMax?
George	Sure.
Kathy	Can these be sent out to the employees through an e-mail, or something?
George	It's in their annual report. Are you thinking of visiting?
Kathy	No, just wondering where their locations are that might be consolidated with ours, or if there are any that are in the competing area that we are located in.
George
Oh. Well, we're going to have a team of folks working on integration planning, and obviously the next few days or a week or so, some of us are going to be on the road talking to investors, analysts and others, but the two companies have already started talk about putting teams together to look at these issues. So that's one of the things that we'll be looking at.

Obviously, the focus of all of this is to serve our customers better. So we have to think of this not just in terms of warehouses and logistics, but in terms of, how do we serve the customer? We have to be careful that we don't do things that disturb that relationship. Yes, we're working on it, and I think it'll take us quite a while to sort through this. My expectation is that we'll be making announcements about organization and plans certainly no sooner than the close. It may take a bit of time after that as well.
Kathy	So at this moment, to find out where the 17-distributions and the three PowerMax distributions, we need to go to OfficeMax and look at their . . .
George
No, we can tell you. The PowerMaxes are in Alabama, not too far from Jackson, by the way; Pennsylvania; and Las Vegas, Nevada. The 17, I couldn't tell you, but the information is publicly available. The PowerMaxes, just so you know as well while we're on this subject, these are very large installations. The two in Pennsylvania and Alabama are about 600,000 square feet or so. The one is Las Vegas in aggregate is that big, although it's two adjacent buildings and one a little bit separate.

What they've been able to do with this is they used to take deliveries to their stores. So every store took delivery from every supplier, and by moving to this system, the suppliers come into the PowerMaxes, and the PowerMaxes put together pallets of mixed product for the stores. Then what the store manager is able to do is receive, each day, if it's a very busy store, or every three days if it's less busy, and put the product right on the shelf.

Through this system, over the last three years they've been able to reduce their inventory between their warehouses and their stores by over $400 million. So this is a pretty good system. We think it's been very well done. We think there's opportunity on the contract side that they have not yet gotten to. There's one more on the phone? Is there someone in the room? Yes?
W	Hello, can you hear me?
George	You have to speak up. For some reason, that's awfully quiet.
W	Does OfficeMax have their own trucking fleet?
George	Does OfficeMax have their own trucking fleet? No. We do. Is there another question?
W	Where is OfficeMax headquarters in? Will that change during the assimilation?
George
They're headquartered in Cleveland, Ohio, and we have not yet made that decision. They have probably 600 people or so in two buildings in Cleveland. It's actually in Shaker Heights, just outside of Cleveland, and I think we're going to have sort through what the positions are and where the function can best be performed before we make any decisions. Hi, Martha.
Martha	Can you talk a little bit about their furniture business, and whether that is complementary to our Boise Workspace?
George	I'm going to give that to Chris, because I'm not sure I know much about their furniture business. Good question.
Chris
I'm not sure I know much about it either, but actually I do know a little bit about it. It is a big part of their business. It is not complementary to Work Space. Our Work Space business is more contract and high-grade, and that is not the model that OfficeMax has for their furniture. Their furniture business, a high percentage of it is imports, and we look forward to piggy-backing a little bit for the transactional furniture, that's our term, versus the contract furniture that is complementary with them, and so that we can put that together.

But they do not have designers. They are not connected to the architectural design firms the way that Work Space is. So there are two different models. We will overlap on the transactional side, but not on the A-grade, or the high-end side.
George	On the phone?
Coordinator	Donnie, your line is open.
Donnie	I just had a quick question, and you may have already gone over this, but as far as an employee on the contract side going into purchase, how is PIN going to play a part in this, or is it?

George	I'm sorry, how is PIN? Do you mean PIN numbers?
Donnie	Yes, the PIN numbers.
George
I think beyond what we're doing today, what we're hoping is to spread that technology down to a broader base of businesses. As we win new business in the commercial segment or the small business segment, I think that because of the infrastructure we built, we can provide a level of service in a small business segment that virtually no one can today.

We have very demanding customers in Office Solutions because they're big and they're sophisticated. We've built systems that serve those big, sophisticated customers. I don't want to make this commitment because I need more expertise in the room to make it firmly, but once we've built the infrastructure extending that kind of technology and service to a broader base, it should be relatively inexpensive, and therefore able to do some things in the market that other competitors can't do.
Coordinator	Emily, your line is open.
Emily	Hi. I have a question. Some of the retail stores have what they call Copy Max. How will that fit in with our printing solutions initiative that we just started?
George
Actually, I think it's a very good fit. They're having good success with Copy Max. For those of you who are not familiar with it, it's sort of a store within a store. It's a print-on-demand facility. So you can go to the store, and bring your project or brochure of what you want to have printed. They'll do it there for you. But more importantly, they are all networked across the stores that have Copy Max, and they're entirely digital, with very sophisticated equipment. So we, I think, may be in a position to offer customers print on-demand in a digital format with a distribute and print model.

The old model was you printed something, and then you distributed it. But if you want to send something to 300 locations, and you want to distribute it to those locations and then print it, which is much more efficient in terms of the output, they have that capability. That part of their business is growing 20% or more. So I think that's an exciting opportunity for us.
Emily	Thank you.
Coordinator	Richard, your line is open.
Richard	I was just wondering how OfficeMax was pursued. Were they pursued, or were they up for sale?
George
Well, back in April their investment bankers approached people who worked for us on and off, Goldman Sachs, and we got together as principals kind of the second week of April, something like that, and it kind of went from there. I think you need to have the perspective that we've had an objective of continuing to grow our office solutions business and distribution businesses all together for some time. We've done, I don't know, 40 acquisitions over a six or seven-year period, and so we're kind of always in the market to look to expand the business if it makes sense.

This deal is obviously a lot larger than anything we've done before, but it's also strategically very important to us because, as I said earlier, they're complementary business models. So once we got into discussions, and I would give credit where credit is due. Three years ago, OfficeMax was struggling. Their same-store sales growth was not very good. Their costs were high. Their distribution system was not world-class.

Today, those things have changed. They have invested a lot of money in their new PowerMax facilities, their new SAP systems. They've remerchandised the stores. Today, their same store sales growth is higher than both Office Depot and Staples. So I think we're catching them just at the time when their business has turned around and is gaining strength, and I think that's a pretty exciting opportunity for us.
Richard	Thank you.
George	Anyone in the room?
Coordinator	Debbie, your line is open.
Debbie
Hi, I have a question. I'm a salesperson. First of all, I wanted to say that we're really excited about the acquisition, and also the fact that we're going to be considering bringing PIN into the retail environment.
George	No, I didn't say that.
Debbie	Okay, I misunderstood that. I'm sorry.
George	But you should know that they are, right now, in the process of installing point-of-sale information, which would enable us to do that over time.
Debbie
Okay. That brings me to the question of, of course it comes right back down to home, I guess, about our compensation program and how you foresee it fitting in with the sales people of Boise Office Solutions, outside salespeople.
George	Yes. You didn't tell me for whom you're a sales representative.
Debbie	I'm not going to tell you. No.
George
Again, we don't know enough now to know how this will ultimately be organized and who will have what roles, other than to know that there are strong management teams on both sides that we are going to bring together. As we sort that out, one of the issues we're going to have to also sort out are compensation and benefit programs, and everything else that goes with, in effect, creating a new business, because last year Boise Office Solutions had sales worldwide of $3.5 billion. Last year, OfficeMax had sales worldwide of $4.8 billion. So we're more than doubling the size of this business, and that's a reason to step back, and say, "Let's think our way through how all of these compensation programs, benefit programs, and roles and responsibilities should work."

I'll be candid with you, that is something we're not able to do until we get past the point of having a transaction that both boards have approved, and so we have quite a bit of work out in front of us. I realize that creates uncertainty for people, and I apologize for that. But there's nothing we can do about it, and as soon as we've been able to sort it out, we'll tell you what the decisions are. But I wouldn't expect that to be in the next week or so. I think that we're probably going to make all of these announcements when the transaction closes.

I would just say one thing. We have an agreement. In order to close this transaction, we need the approval of both companies' shareholders, and we need approval from regulatory authorities, otherwise known as the anti-trust authorities. We think we're in good condition on both of these things, but you never know. So between now and the transaction close, I think it would really be presumptuous of us to be making announcements about organization and benefits and salaries, and so on.
Debbie
Well I want to say thank you, and like I said, I am excited about it, but I thought this is my opportunity. It's not often that I get this opportunity to speak to everybody. I have to put my two cents in.
George
You can call in any time, which reminds me, we will have a Web site posted on the Boise Internet and Intranet. It will have a Q&A box. So if you write in questions, you can choose to be anonymous or not if you want, and we'll give you the answers that we can.

Obviously, we'll be in registration in the next two or three weeks. We'll be in registration, and we'll need shareholder votes, and so we're going to be limited by what we can say because anything we'd say, we would then have to go amend those registration statements so that everybody knows what all of you know. So there are regulatory restrictions that are going to make it difficult for us to share information with you over the next three or four months.
Debbie	I was just curious. How many people are at Boise Office Solutions headquarters?
George	How many people are at Boise Office Solutions headquarters?
Chris	Nine hundred and thirty-six.
George	Precisely? Nine hundred and thirty-six. Other questions? On the phone?
Coordinator	Leslie, your line is open.
Leslie	Yes, Chris or George, could you comment on the Internet site between OfficeMax, and Boise; how you might see those operating in the future?
George	Chris?
Chris
As you know, we currently have a site for Boise Office Solutions. About 60% of our commercial traffic comes through that site today, and we're very excited about that. OfficeMax, conversely, has their own site. Less percentage of their total business is done on the Internet than ours. However, we see a combination of those sites at some point.

There are lots of technical issues of which I am woefully inept at trying to describe, but our people have told us that we have to look at it, and look at it carefully, but the combination of the sites is there, and we look forward to that happening. We anticipate being able to offer a full collection of product, and services, on the Web for both sets of customers eventually. It's just going to take some time to get through it. But the Internet is around, and we look very, very favorably on servicing both sets of customers with that solution.
Leslie	Thank you.
Coordinator	Chris, your line is open.
Chris
Hi. Just to sort of piggyback off of that question, do they have any e-commerce offerings apart from their Web site, and do you have any sense of how our capabilities might compliment each other in the future?
George
I don't think we know. I don't believe they do. I know they are experimenting with e-procurement, as of course we are as well, but beyond the OfficeMax.com site, I think that's solely what they have. Anyone else? Okay, we'll take another one on the telephone.
Coordinator	Brian, your line is open.
Brian	George, can you give us an idea of the short- and long-term impact of EVA?
George
Yes. The short-term impact will be negative, because we're spending a billion dollars. But we think that within three-years, as we realize these synergies and integrate these businesses, that the overall office solutions business should be strongly positive, strongly EVA positive.

Again, to put this in perspective, their current EBITDA, that is earnings before interest and amortization, last year was $100 million or something on that order. We're talking about $160 million a year of synergies. So the cost savings from this merger exceed the earnings that they're bringing to the business. That's very powerful. Now that's a lot of work to go get, but I think that we're in a good position to do it.
Coordinator	Jean, your line is open.
Jean
Good morning. We have a question, real quickly, and you may have covered it previously — we hope not — about their customer service centers, and the structure of that centralized process and how that might complement ours.
George	Okay. Chris, do you want to talk about the customer service centers? Because they do have customer service centers as well as ourselves, obviously.
Chris
That is correct. Max has two customer service centers today; one in Ohio, one in Texas. Obviously, they are running off of SAP in terms of taking orders for and from customers on the telephone as well as other customer service issues. So we need to take a very hard look at the integration of the systems first, and then we are committed, obviously, to customer service centers, and I'll take a minute to blow our own horn.

We've received national recognition for having world-class customer service today under the auspices of Mary Dunnam and her managers, for which we thank you, and we look forward to taking that technology and commitment to the OfficeMax centers. We'll see if there's consolidation, but obviously the systems have to come together first.
George	Anyone else? Other questions?
Coordinator	A.J. your line is open.
A.J.	Yes, this is the Norman South Center, and we were just wondering since OfficeMax customers have a credit card, would Boise customers be able to use their same credit card, or how would that work?
George
Well, not immediately. One of the features that we do have in Canada is that Grand & Toy customers have a Grand & Toy green card that allows them to purchase in the retail stores and put that onto their contract accounts. Certainly again, one of our intents here is to be able to give the customer the option of choosing to shop any way they want to shop as long as it's with us. So if they want to go to a retail store, that's fine. If they want to buy over the Internet, that's fine. If they want to buy from a catalogue, that's fine. If they have enough business and want to give us contract business, that's fine too, as long as they don't shop anywhere else. We're going to try to make that as easy for them as possible.

How long it's going to take us to do that, I can't tell you today. Call me back in a few months, and we'll have a plan, because I think that the system's infrastructure to support that clearly has to be thought through. But that's not something we don't know how to do. It's just getting it done.
Coordinator	Wendy, your line is open.
Wendy
This is the printing and converting group in Vancouver, and we think this is great news. Our question is for Chris. How do you see us proceeding to identifying the best paper synergies, and when do you see this work starting?
Chris	That question is for me?
Wendy	Yes.
Chris
I, obviously, see tremendous synergies between our paper operations and our distribution merger with OfficeMax, and we look forward to watching that happen. But I think I would turn it back to George and some of the other paper people to answer that question versus me.
George
Well, we've had the opportunity to work with them in the due diligence period, so we know some things about how they procure paper, where it comes from and what kinds of grades they have. But I have to tell you in fairness, they're retailers. So when we first ask them how much paper do they sell, they told us in dollars. We said, "No, we want tons," and they said, "Excuse me?" So I think that we have demonstrated that through cooperation between our paper business and Boise Office Solutions that we're able to drive logistics costs down. We're able to drive inventory turns up, service levels up, and provide what we call a mill-to-desktop system that really no one else can duplicate.

Certainly if someone is carrying product out of the store, there's yet one more step to the desktop. But we think that the same kind of logistics capabilities and service levels and merchandising expertise that exist through our Office Solutions business can be duplicated through OfficeMax. One of the items we will be working on over the next three or four months is how to bring that capability together.
Coordinator	Your line is open.
M
This is the OBOP group in Itasca. My question is, I'm sure there's function that will have to reserve their work until after the close of the merger. Could you describe those activities which we are allowed to work together on today, and those that maybe we're not?
George
With the permission of my attorney, I will describe it generally, and then you will get much more clear guidelines. But in general, we can't work together to run the business. We can work together to understand each other's businesses, and we can, in some areas, work together to plan how the businesses would be integrated after the transaction closes. But the closer that the functional area is to the market, the more the planning has to be put off until after the close.

That just makes sense. So in areas like information technology, where there's less of a direct impact on the customer and the market positioning, we may be able to get more information and more planning done sooner. On marketing and merchandising and things that touch the customer, my guess is that will come much later.

Again, what we've announced today is the agreement to acquire OfficeMax. We're not yet in a position to say we've done that. Let's take one more, and then I apologize, we're not going to have the full hour because I need to go, unless you want to talk amongst yourselves.
Coordinator	Thank you. A.J., your line is open.
Chris
Okay. My name is actually Chris. I have a question. It appears to me that Boise's focus seems to be that of a manufacturer, and that with some recent changes, especially with this new acquisition and distribution channel through OfficeMax, that Boise might be actually shifting its focus to that of a distributor. What, if any, measures are we looking forward to take maybe to strengthen our manufacturing to compensate with the overload with distribution, or are we shifting?
George
Okay. Well, yes. I mean, we have been shifting for some time. When I became CEO, about a third of our sales came from distribution, and two-thirds from manufacturing. If we close this transaction based on last year's sales, our distribution businesses, Office Solutions and Building Solutions and distribution together will be 80% of our sales. So yes, we clearly have shifted our focus.

At the same time, we have invested in our manufacturing businesses, and we've tried to do that in areas where we can earn our cost of capital, or we can bring to the market a new and innovative product that has a competitive advantage. So we just opened and are now producing new product for our HomePlate siding. It's a wood polymer composite product that we think is a very exciting opportunity. We've obviously grown our engineered wood products business over these years, and we've grown in our specialty paper business over these years.

One of the things that we said is that given the dramatic size of this, and the shift in our business mix, that once this closes, we're going to step back and take a look at the business mix and all of the things we do, and make sure that the track we're on creates the maximum amount of shareholder value we can create. If there are better ways to organize, and run the business, we'll do that. But I don't think it really is helpful to speculate on what we might do, because first of all, we haven't started the review yet, and secondly, we've gotten fairly far along in our businesses with the mix we have.

So we'll look at the range of doing nothing, in the sense of continuing on the path we've been on, to doing major changes to the business if that's what's called for. But that's something that we'll take up the evaluation of once this transaction closes. What we're focused on now is getting this done and starting to get this business integrated, and finding the benefits that that will bring to all parts of our business from the acquisition.

We said this morning on the call with investors and analysts, if you take the acquisition costs or the integration costs, and set them aside and said they're one-time costs, this will add $0.15 to $0.30 a share to our earnings in 2004, and more as we go on and get greater synergies. So this is a very good financial transaction for us. It continues to grow our Office Solutions business and makes it more competitive in terms of its business model, and allows us to add a bigger base of stable earnings and cash flow to the business.

With that, I want to thank you again for coming. We'll obviously keep you updated as things happen. This might be a little bit like watching paint dry for the next couple of months, but if you have questions, if you have concerns, just ask. One way to do that is through the Web site. Another way to do that is through your supervisors, and we'll get answers to your questions back to you to the extent we can. Okay? Thank you very much.

END

Additional Information About This Transaction

Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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BOISE CASCADE CORPORATION EMPLOYEE MEETING TRANSCRIPT
Moderator: George Harad July 14, 2003 11:00 a.m. MDT